United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Federal Agricultural Mortgage Corporation

(Name of Issuer)

Class B voting common stock

(Title of Class of Securities)

313148207

(CUSIP Number)

Greg Buehne General Counsel CoBank ACB 5500 South Quebec Street Greenwood Village, CO 80111 (303) 740-4000	Kyle Pankonien General Counsel Farm Credit Bank of Texas 4801 Plaza on the Lake Austin, TX 78746 (512) 465-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313148207	13D	Page 1 of 7 Pages

1	Names of Reporting Persons CoBank, ACB
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federally chartered under 12 USC 2011 and 2121
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 163,253 shares of Class B voting common stock
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 163,253 shares of Class B voting common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 163,253 shares of Class B voting common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.6%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 313148207	13D	Page 2 of 7 Pages

1	Names of Reporting Persons CoBank, FCB
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federally chartered under 12 USC 2011
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 100,273 shares of Class B voting common stock
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 100,273 shares of Class B voting common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,273 shares of Class B voting common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 313148207	13D	Page 3 of 7 Pages

1	Names of Reporting Persons Farm Credit Bank of Texas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federally chartered under 12 USC 2011
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,503 shares of Class B voting common stock
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 38,503 shares of Class B voting common stock
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,503 shares of Class B voting common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 313148207	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Class B voting common stock (the “Class B Stock”) of Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the United States (the “Issuer”), whose principal executive offices are located at 1999 K Street N.W., 4th Floor, Washington, D.C. 20006.

Item 2. Identity and Background.

(a) – (c) The persons filing this statement are CoBank, ACB, CoBank, FCB, and Farm Credit Bank of Texas, all federally-chartered corporations under the Farm Credit Act of 1971, as amended, 12 USC 2001 et seq. (the “Farm Credit Act”). The foregoing persons are sometimes collectively referred to herein as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are based on the information and belief of the Reporting Persons. The Reporting Persons are making a single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1934, as amended. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

The Reporting Persons are banks of the Farm Credit System that, pursuant to the authorities granted by the Farm Credit Act, provide loans and other financial and technical assistance to eligible borrowers in support of U.S. agriculture, agribusiness, and rural infrastructure. Eligible borrowers include, among others, (i) farmers, ranchers, and producers and harvesters of aquatic products, (ii) providers of farm-related services, (iii) agricultural marketing and processing operations, (iv) agricultural cooperatives, and (v) rural power and telecommunications companies. The Reporting Persons also provide wholesale financing to locally-owned Farm Credit Associations, which are also part of the Farm Credit System. CoBank, FCB is a wholly owned subsidiary of CoBank ACB. CoBank, ACB and CoBank, FCB each has an office at 5500 South Quebec Street, Greenwood Village, CO 80111. Farm Credit Bank of Texas has an office at 4801 Plaza on the Lake, Austin, TX 78746.

The names and present principal occupation or employment of the directors and executive officers of each of the Reporting Persons are as listed on Schedule 1, which is incorporated by reference herein.

(d) None of the Reporting Persons nor any other person listed in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any other person listed in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is incorporated under the laws of the United States of America. All of the directors and executive officers of the Reporting Persons listed in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

CoBank, ACB (formerly known as the National Bank for Cooperatives) is the direct owner of 62,980 shares of Class B Stock. These shares were originally acquired in part by the National Bank for Cooperatives from the Issuer and in part through merger with, and transfer from, other banks of the Farm Credit System that were the original purchasers of shares from the Issuer, as shown below. All purchases were from working capital of the purchasing entity. The dates of acquisition given below are believed to be accurate but in many cases are based on records of predecessor entities. Each share of Class B Stock was purchased from the Issuer as part of a “unit” consisting of one share of Class B Stock and one share of the Issuer’s Class C non-voting common stock (“Class C Stock”) at a purchase price of $20.00 per unit. All shares of Class C Stock were subsequently sold.

CUSIP No. 313148207	13D	Page 5 of 7 Pages

Purchasing Entity	Number of Shares	Original Purchase Date

CoBank, ACB (f/k/a National Bank for Cooperatives (“NBC”))	250	November 23, 1988

Springfield Bank for Cooperatives (merged into NBC in 1995)	250	November 23, 1988

Farm Credit Bank of Springfield (merged into NBC in 1995)	30,936	November 23, 1988

St. Paul Bank for Cooperatives (merged into CoBank, ACB in 1999)	250	November 23, 1988

AgAmerica Farm Credit Bank (transferred these shares to CoBank, ACB on January 1, 2003)	30,594	November 23, 1988 (original purchasers were predecessors Farm Credit Bank of Spokane and/or Farm Credit Bank of Omaha)

Subtotal	62,280

Less shares transferred to 13 Farm Credit Associations on March 19, 1990	(1,300)

Total	60,980

CoBank, ACB is also the indirect owner of 100,273 shares of Class B Stock currently held in the name of its subsidiary, CoBank, FCB. The shares held in the name of CoBank, FCB were previously in the name of U.S. AgBank, FCB (“AgBank”), which merged into CoBank, FCB on January 1, 2012. Those shares were originally acquired from the Issuer by AgBank’s predecessors Farm Credit Bank of Wichita and Farm Credit Bank of Sacramento (later known as Western Farm Credit Bank). Each share was purchased from working capital and as part of a “unit” consisting of one share of Class B Stock and one share of Class C Stock for a purchase price of $20.00 per unit. All shares of Class C Stock were subsequently sold.

Farm Credit Bank of Texas acquired 39,803 shares of Class B Stock from the Issuer on November 23, 1988. Each share was purchased from working capital and as part of a “unit” consisting of one share of Class B Stock and one share of Class C Stock for a purchase price of $20.00 per unit. All shares of Class C Stock were subsequently sold. On March 28, 1991, Farm Credit Bank of Texas transferred ownership of 1,300 shares of Class B Stock to 13 Farm Credit Associations in its Farm Credit District leaving it with 38,503 shares of Class B Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired their Class B Stock in accordance with the statutory framework creating the Issuer and not with any plans or purposes other than those set forth in the laws, rules and regulations governing the Issuer, including those requiring five directors of the Issuer to be elected by the Class B shareholders of the Issuer. None of the Reporting Persons intends to hold or vote their Class B Stock for any purpose other than to elect Class B directors to the Issuer’s board of directors in accordance with applicable laws, rules and regulations.

Other than as set forth above, none of the Reporting Persons currently has plans to undertake any action that would require further disclosure under this Schedule 13D.

CUSIP No. 313148207	13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, CoBank, ACB beneficially owns 163,253 shares of Class B Stock, representing 32.6% of the Class B Stock outstanding. This includes 100,273 shares of Class B Stock, or 20.0% of the Class B Stock outstanding, beneficially owned by CoBank, FCB, a wholly owned subsidiary of CoBank, ACB. As of the date of this Schedule 13D, Farm Credit Bank of Texas beneficially owns 38,503 shares of Class B Stock, representing 7.7% of the Class B Stock outstanding. Collectively, the Reporting Persons own approximately 40.3% of the Class B Stock outstanding. All of the foregoing percentages are based on 500,301 shares of Class B Stock outstanding on November 1, 2012, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

(b) CoBank, ACB, as the owner of 100% of the outstanding stock of CoBank, FCB, may be deemed to share both voting power and dispositive power with respect to all of the Class B Stock beneficially owned by CoBank, FCB listed in response to Item 5(a). Otherwise, each beneficial owner of the shares listed in response to Item 5(a) solely owns such shares.

(c) The information set forth in Item 3 is incorporated by reference herein.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class B Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons may be deemed to have entered into an understanding or arrangement with respect to voting their Class B Stock pursuant to which they will vote their Class B Stock in favor of their preferred nominees in the election of Class B directors to the Issuer’s board of directors. Also, as described in Item 2 above, the Reporting Persons are all party to a joint filing agreement, a copy of which is attached hereto as Exhibit A and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Exhibit Description

A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 313148207	13D	Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

CoBank, ACB

By:	/s/ Robert B. Engel
Name: Robert B. Engel
Title: President and Chief Executive Officer

CoBank, FCB

By:	/s/ Robert B. Engel
Name: Robert B. Engel
Title: President and Chief Executive Officer

Farm Credit Bank of Texas

By:	/s/ Larry R. Doyle
Name: Larry R. Doyle
Title: Chief Executive Officer

Dated: February 25, 2013

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS

OF

COBANK, ACB AND COBANK, FCB

The names and present principal occupation or employment of the executive officers and directors of CoBank, ACB and CoBank, FCB are as listed below. All positions at CoBank set forth below opposite an individual’s name refer to positions with each of CoBank, ACB and CoBank, FCB. Unless otherwise specified, the business address for each person listed in the table below is c/o CoBank, 5500 South Quebec Street, Greenwood Village, CO 80111.

Name	Present Principal Occupation (principal business of employer)	Business Address of Corporation or Other Organization in which such Employment is Conducted
Robert B. Engel	President and Chief Executive Officer of CoBank
David P. Burlage	Chief Financial Officer of CoBank
Mary E. McBride	Chief Banking Officer of CoBank
Lori L. O’Flaherty	Chief Credit Officer of CoBank
Gregory E. Somerhalder	Chief Risk Officer of CoBank
John Svisco	Chief Administrative Officer of CoBank
Ann Trakimas	Chief Operating Officer of CoBank
Everett M. Dobrinski*	Owner and operator of Dobrinski Farms, a cereal grain and oilseed farm	33200 366th St SW Makoti, ND 58756
Daniel T. Kelley*	Owner and operator of Kelley Farms, a corn and soybean operation	2633 N Linden St Normal, IL 61761
Mary E. Fritz*	Owner and operator of Quarter Circle JF Ranch, Inc., a dry land grain and cow/calf operation	3200S Fritz Rd Chester, MT 59522
Gene J. Batali*	Retired	612 Follow Through Dr Yakima, WA 98901
Robert M. Behr*	Chief Operating Officer, Citrus World, Inc.	PO Box 1111 Lake Wales, FL 33859
Robert W. Bray*	Owner and operator of Bray Ranches, a farming and ranching operating and big game hunting business	PO Box 65 Redvale, CO 81431
Oghi A. DeGiusti*	Owner and operator of DeGiusti Farms, an alfalfa, grass, hay, wheat and cow/calf stocker operation	1514 N Morgan Rd Tuttle, OK 73089
William M. Farrow III*	President of Urban Partnership Bank	225 W Washington, Suite 2200 Chicago, IL 60606
John L. Guthrie*	Owner and operator of a cow/calf and stocker cattle ranch and a diversified farming operation	341 N 3rd St Porterville, CA 93257
William H. Harris, Jr.*	Owner and operator of Harris Farms, a cash crop farming operation	10018 Asbury Road LeRoy, NY 14482
Erik N. Jacobson*	Owner of RG Solutions, LLC, a consulting firm	3492 NW Braid Dr Bend, OR 97701
James A. Kinsey*	Owner and operator of Kinsey’s Oak Front Farms, a purebred Angus seed-stock operation	Route 1, Box 169 Flemington, WV 26347
George B. Kitchens*	General Manager and CEO of Joe Wheeler EMC, an electric distribution cooperative	25700 Alabama Highway 24 Trinity, AL 35673

David J. Kragnes*	Owner and operator of a wheat, sugar beet, soybean and corn farm	10600 60th Street N Felton, MN 56536
James R. Magnuson*	General Manager and CEO of Heart of Iowa Cooperative, an agricultural grain marketing and farm supply cooperative	13585 620th Avenue Roland, IA 50236
J. Scott Markham*	Owner and operator of Markham Farms, Inc., a corn, dairy heifer and beef operation	3513 West Road Constableville, NY 13325
Jon E. Marthedal*	Owner and operator of Marthedal Farms, producing grapes, raisins and blueberries	8180 S Orange Avenue Fresno, CA 93725
Gary A. Miller*	President and Chief Executive Officer of GreyStone Power Corporation, an electric membership cooperative	PO Box 897 Douglasville, GA 30133
Catherine Moyer*	CEO and General Manager for Pioneer Communications, a telephone and communications company	120 W Kansas Avenue Ulysses, KS 67880
Alarik Myrin*	President of Myrin Ranch, Inc. and Myrin Livestock Co. LLC, a family cattle operation	HC 65 Box 30 Altamont, UT 84001
David S. Phippen*	Partner in Travaille & Phippen, Inc., an almond grower and processing company	12700 Graves Road Manteca, CA 95336
Ronald J. Rahjes*	Director of Wesley J. Rahjes and Sons, Inc., a farm producing wheat, corn, soybeans and grain sorghum	602 N Main Kensington, KS 66951
David L. Reinders*	Chief Executive Officer of Sunray Coop, a diversified farmer owned grain cooperative	1001 N Main Sunray, TX 79086
Clint E. Roush*	Owner and operator of Clint Roush Farms, Inc., a farm producing wheat, alfalfa, and feeder cattle	9672 U.S. Highway 183 Arapaho, OK 73620
Barry M. Sabloff*	General Partner of the Sabloff Family Limited Partnership	280 White Oak Lane Winnetka, IL 60093
Richard W. Sitman*	Owner and operator of a retail company in the rental and storage business	172 Crooked Creek Road Kentwood, LA 70444
Kevin A. Still*	President and Chief Executive Officer of Co-Alliance, LLP, a partnership of five supply, production and marketing cooperatives	5250 E U.S. Highway 36 Building 1000 Avon, IN 46123
Scott H. Whittington*	General Manager of Lyon-Coffey Electric Cooperative, an electric distribution cooperative	1013 N 4th Street Burlington, KS 66839

*	Director of CoBank, ACB and CoBank, FCB.

EXECUTIVE OFFICERS AND DIRECTORS

OF

FARM CREDIT BANK OF TEXAS

The names and present principal occupation or employment of the executive officers and directors of Farm Credit Bank of Texas are as listed below. Unless otherwise specified, the business address for each of the persons listed below is c/o Farm Credit Bank of Texas, 4801 Plaza on the Lake, Austin, TX 78746.

Name	Present Principal Occupation (principal business of employer)	Business Address of Corporation or Other Organization in which such Employment is Conducted
Larry R. Doyle	Chief Executive Officer of Farm Credit Bank of Texas
Kurt Thomas	Senior Vice President and Chief Credit Officer of Farm Credit Bank of Texas
Kyle Pankonien	Senior Vice President, General Counsel of Farm Credit Bank of Texas
Amie Pala	Chief Financial Officer of Farm Credit Bank of Texas
Allen Buckner	Chief Operations Officer of Farm Credit Bank of Texas
Stan Ray	Chief Administrative Officer of Farm Credit Bank of Texas
Susan Wallar	Chief Audit Executive of Farm Credit Bank of Texas
James F. Dodson**	President of Dodson Farms, Inc. & Dodson Ag, Inc., a family cotton and grain operation	4222 FM 665 Robstown, TX 78380
Lester Little**	A farmer and custom farm operator	7006 CR 138 Hallettsville, TX 77964
Ralph W. Cortese**	President of Cortese Farm and Ranch, Inc., a farming and ranching operation	3121 Billy the Kid Road Ft. Sumner, NM 88119
Brad C. Bean**	Owner and operator of a dairy farm	5630 Bean Road Liberty, MS 39645
Elizabeth G. Flores**	Partner in a ranching and real estate limited partnership and serves on the Inst. for Mexicans Abroad	322 Farrell Road Laredo, TX 78045
Jon M. Garnett**	President of Garnett Farms, Inc., a grain, forage and stocker cattle operation	PO Box 1 Spearman, TX 79081
Dr. William F. Staats**	Retired professor emeritus of finance at Louisiana State University	7854 Anselmo Lane Baton Rouge, LA 70810

**	Director of Farm Credit Bank of Texas.

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Class B voting common stock of Federal Agricultural Mortgage Corporation.

CoBank, ACB

By:	/s/ Robert B. Engel
Name: Robert B. Engel
Title: President and Chief Executive Officer

CoBank, FCB

By:	/s/ Robert B. Engel
Name: Robert B. Engel
Title: President and Chief Executive Officer

Farm Credit Bank of Texas

By:	/s/ Larry R. Doyle
Name: Larry R. Doyle
Title: Chief Executive Officer

Dated: February 25, 2013